                                                                EXHIBIT 1A(5)(d)

                     PEOPLES BENEFIT LIFE INSURANCE COMPANY
    Home Office located at: 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499
                                 A Stock Company
                  (Hereafter called the Company, we, our or us)
                                  (800)866-6007



             ADDITIONAL INSUREDS LEVEL ONE YEAR TERM INSURANCE RIDER


This extra benefit rider, attached to and made a part of the policy, provides as described below, one year term insurance on the Additional Insured.

We agree to pay the death benefits to your beneficiary when we receive due proof at our home office of the following:

1.  The death of the Additional Insured under this rider.
2.  That the Additional Insured's death occurred while this rider was in force.
3. That the Additional Insured's death occurred before the expiry date of this rider.

ADDITIONAL INSURED
The Additional Insured is the person shown as the Additional Insured on page 3.

EXPIRY DATE
The expiry date means the rider anniversary at the end of the period of coverage for this rider shown on page 3.

AMOUNT OF DEATH BENEFIT
The amount of death benefit payable is shown on page 3. This amount is payable in addition to the proceeds payable under the policy.

TERMINATION
This rider will terminate on the earliest of the following dates:

1.  The expiry date of this rider.
2.  The date the policy terminates.
3.  The date the rider or policy lapses for failure to pay a premium.
4.  The death of the Additional Insured.
5.  The date the conversion option is exercised.
6.  The date a Nonforfeiture Option under the policy, if any, becomes effective.


ARAIR100

You may terminate this rider by written request. Our acceptance of a premium for any period after the date of termination of this rider shall create no liability for us, nor will it constitute a waiver of the termination. Any premium which has been accepted by us will be refunded.

THE CONTRACT
In this rider "policy" means the policy in which you have requested that this rider be included. "Page 3" means page 3 of the policy.

This rider is issued in consideration of the application and the payment of premiums as provided.

The amount of insurance under this rider, the amount of premium and the premium-paying period are shown on page 3.

If a waiver of premium rider is included in the policy, that rider will also apply to this rider.

This rider is a part of the policy. All provisions of the policy which are not inconsistent with the provisions of this rider apply to this rider.

RIDER DATE
Rider months, years and anniversaries are measured from the rider date. The rider date is the policy date unless a different rider date is shown in an endorsement attached to the policy. When used in the rider, "effective date" means the rider date.

INCONTESTABILITY
This rider is subject to the Incontestability provisions of the policy. However, the contestable period shall as far as this rider is concerned, be measured from the date of issue of this rider.

NON-PARTICIPATION
This rider will not share in our surplus earnings.

BASIS OF COMPUTATION
We use the Male and Female 1980 CSO, (S or NS), Age Last Birthday. Reserves are not less than the required minimum reserves.

MONTHLY INSURANCE CHARGE FOR THIS RIDER
While this rider is in force, a Monthly Cost of Insurance Charge for this coverage will be included in the Monthly Deduction to the Policy Value. The Monthly Guaranteed Maximum Cost of Insurance Rates are shown in the Monthly Guaranteed Maximum Cost of Insurance Rates Table as shown in the policy to which this rider is attached. We may use Cost of Insurance Rates lower than the guaranteed maximum rates but will never charge rates in excess of the guaranteed maximum rates. Any change to the Cost of Insurance Rates will be applied uniformly to all members of the same premium class. The Monthly Guaranteed Maximum Cost of Insurance Rate is based on the Additional Insured's:

           -Sex,
           -Attained age, and
           -Premium class shown on page 3 of the policy.

ARAIR100

RENEWAL
If this rider is in force on any Expiry Date, and the Additional Insured is age 99 or less, it may be renewed on that date or within 31 days thereafter without evidence of insurability. Renewal will be for one year.

Upon renewal, this rider will continue in force upon deduction of the Monthly Cost of Insurance Charges, for the Additional Insured's then attained age, until the next Expiry Date, subject to the provisions of this rider and the policy.

CONVERSION
While in force, this rider may be converted to a new policy without evidence of insurability. This conversion option is available while no premium is in default, and prior to the Additional Insured's 75th birthday. The new policy will be issued for an amount not exceeding the amount Insured by this rider.

A rider providing benefits in event of total and permanent disability, or additional benefits in the event of death by accident, will be included in the new policy without evidence of insurability only if:

a) such a rider is in force under the terms of the policy to which this rider is attached at the date of conversion,

b) the Additional Insured is not totally and permanently disabled on the date of conversion, and

c) only if on the date of conversion, we customarily issue such riders with new policies at the then attained insurance age of the Additional Insured.

Such conversion will be made only on your written request.

The date of issue of the policy will be the date of conversion. The plan of insurance under the new policy will be a plan of level premium whole life or endowment insurance which we issue on the policy date of the new policy, at our then current rates.

INCONTESTABILITY AND SUICIDE
If the rider is converted in accordance with the Conversion Option, the Incontestability and Suicide provisions in the new policy shall be void.

CONTINUATION
If the policy to which this rider is attached is converted prior to the Expiry Date, then this rider may be continued on the new policy without evidence of insurability and at the same premium rate.



                        Signed for us at our home office.



     /s/ [SIG]                                         /s/ BART HERBERT JR.

     SECRETARY                                              PRESIDENT





ARAIR100
                                  Page 3 of 3